Filed by Tribune Media Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Tribune Media Company

Commission File No. 001-08572

Date: May 18, 2017

Q&A to Tribune Employees on Treatment of Equity Awards

EQUITY AWARDS:

How will my Tribune equity awards be effected by the transaction with Sinclair?

The Merger Agreement1 provides for the acquisition of all shares of Tribune common stock by Sinclair. Per the Merger Agreement, Tribune shareholders will receive (i) $35.00 in cash plus (ii) 0.23 of a share of Sinclair stock for each share of Tribune stock owned. This is referred to as the “Merger Consideration”. Because a portion of the Merger Consideration is comprised of Sinclair stock, the total value received by Tribune shareholders is ultimately dependent on the trading value of Sinclair stock at the time the transaction closes.

It is important to understand that, absent this transaction, when your Tribune Restricted Stock Units (RSUs) vest, you receive shares of Tribune stock and become a shareholder of the company. Therefore, if you previously held RSUs that have vested into Tribune shares, you will receive the Merger Consideration as outlined above in exchange for those shares. However, unvested RSUs and outstanding vested and unvested stock options, as described below, are not actual shares of stock. While the treatment will be different, it is intended to provide a value consistent with the value Tribune shareholders will receive in the merger for each share of Tribune stock.

Restricted Stock Units (RSUs):

An RSU award represents the right to receive company stock (or the cash value thereof) in the future, upon vesting (taking ownership). An RSU is an award valued in terms of company stock, but no stock is actually issued to you when RSUs are granted. RSUs must vest before you receive any underlying shares of stock or their cash value. Tribune RSUs typically vest over four years, with 25% of the grant vesting on each anniversary of the grant date.

[1]	This document is for informational purposes only. The Merger Agreement sets forth the full terms and conditions related to the treatment of equity related to the Merger.

Once the transaction closes, Sinclair will assume all unvested Tribune RSUs. This means that you will receive Sinclair RSUs in exchange for your Tribune RSUs as described below. In general, all of the terms and conditions of your original Tribune RSU award, including the vesting schedule, will remain the same. One key difference is that the Sinclair RSUs will be cash-settled. This means that, unlike the Tribune RSUs, which provide Tribune stock upon vesting, you will receive cash equal to the value of the underlying Sinclair stock on the vesting date(s) instead of receiving shares of Sinclair stock (assuming you remain employed by Sinclair on those vesting dates).

Additionally, if within 12 months following the close of the transaction your employment with Sinclair is terminated (i) by Sinclair without cause (with respect to RSUs granted under Tribune’s 2013 Equity Incentive Plan and Tribune’s 2016 Incentive Compensation Plan) or (ii) by you with good reason (with respect to RSUs granted under Tribune’s 2016 Incentive Compensation Plan only), your unvested Sinclair RSUs will vest in full and will be settled in cash. For this purpose, “cause” and “good reason” have the meanings given to them in the applicable Tribune equity plan pursuant to which your Tribune RSU award was granted. You can access each of the referenced plans at the following links: 2013 Equity Incentive Plan and 2016 Incentive Compensation Plan.

The formula for the conversion of Tribune RSUs to Sinclair RSUs will be based on the formula provided in the Merger Agreement. An example of the conversion is provided below. Following the close of the deal, you will be notified of the exact conversion. This formula is intended to preserve the value of your RSUs at the time of closing of the deal. After the conversion, the value of your Sinclair RSUs will be based on the value of Sinclair stock.

Any of your RSUs that vest between now and the close of the deal will be settled in Tribune stock under their current terms.

Stock Options:

A stock option gives you the right to buy a share of stock at a set price on a future date. The set price is known as the “exercise price”. It is important to understand that stock options have value only if the market price of the underlying shares of stock exceeds the exercise price. If the market price of the stock exceeds the option exercise price, the option is said to be “in the money.” Out of the money options will be cancelled at the closing without payment.

Once the transaction closes, you will receive a cash payment in exchange for each outstanding Tribune stock option that is “in-the-money,” whether it is vested or unvested. The cash payment will be equal to the difference between the exercise price of the Tribune stock option and the “Merger Consideration (while using a preset average before closing to determine the Sinclair share value),”, as long as the “Merger Consideration” is more than the exercise price. This formula mirrors the value shareholders will receive.

The formula for determining the “Merger Consideration” and an illustrative calculation of the cash payment are provided in the example below. You will receive payment for your “in the money” stock options within ten business days of the closing of the transaction.

Any Tribune stock options that are currently vested (or become vested) may still be exercised between now and the completion of the Merger during open trading window periods.

EXAMPLE FOR ILLUSTRATIVE PURPOSES ONLY

VESTED SHARES

The Merger Agreement provides for the acquisition of all shares of Tribune common stock by Sinclair. Per the Merger Agreement, Tribune shareholders will receive (i) $35.00 in cash plus (ii) 0.23 of a share of Sinclair stock for each share of Tribune stock owned. This is referred to as the “Merger Consideration.”

When RSUs vest, you become an owner of the shares. Therefore, for RSUs that have vested before the closing of the deal, you will receive the same consideration as other shareholders in the merger. The following example illustrates the treatment of 100 shares of Tribune stock.

1. Cash Consideration:

$35.00	Cash Consideration
x 100	Tribune shares

$3,500	Cash Payment

2. Equity Exchange:

0.23	“Exchange Ratio”
x 100	Tribune shares

23	Sinclair Shares

UNVESTED RESTRICTED STOCK UNIT AWARDS

The following example illustrates how 100 Tribune RSUs will be treated once the transaction closes. This example uses a hypothetical Sinclair trading value of $36.00 for illustrative purposes only. The trading value of Sinclair stock will be determined at closing using the volume-weighted average price per share on the ten consecutive trading days ending with the last complete trading day prior to the close of the transaction.

Each Tribune RSU outstanding as of the close of the transaction will be converted into a Sinclair RSU which will represent (i) a number of shares of Sinclair common stock equal to $35.00 divided by the trading value of Sinclair common stock at closing (using a preset average before closing to determine the Sinclair share value) plus (ii) 0.23 shares of Sinclair common stock.

This is intended to be consistent with the value shareholders will receive for their stock. Because the value of Sinclair stock may fluctuate above or below $35.00 between now and the completion of the Merger, we must factor this into the calculation. In other words, if Sinclair stock is trading below $35.00 upon completion of the Merger (using a preset average before closing to determine the Sinclair share value), more shares would be required to provide the $35.00 value. If Sinclair stock is trading above $35.00 upon completion of the Merger (using this preset average), as illustrated in the example below, less shares would be required to provide the $35.00 value.

1. Calculation of Conversion Factor:

$35.00 / $36.00	“Cash Consideration” divided by trading value of Sinclair stock (=.9722)
+ 0.23	“Exchange Ratio”
1.2022	Conversion Factor (= 0.9722 + 0.23)

2. Conversion of Tribune RSUs to Sinclair RSUs:

1.2022	Conversion Factor
x 100	Tribune RSUs
120	Sinclair RSUs (rounded down to nearest whole share; to be settled in cash upon vesting, based on value of Sinclair stock on the vesting date)

OUTSTANDING STOCK OPTIONS

For each outstanding stock option, the Merger Agreement provides for a cash payment equal to the amount by which the Merger Consideration exceeds the exercise price. The Merger Consideration is the value provided to Tribune shareholders for each share of Tribune stock owned. This is calculated as (i) $35.00 plus (ii) the value of 0.23 shares of Sinclair common stock. To determine the value of 0.23 shares of Sinclair common stock, we multiply 0.23 by the trading value of Sinclair stock (using a preset average before closing to determine the Sinclair share value), which is $36.00 in this example. The trading value of Sinclair stock for these purposes will be determined in the same manner as for conversion of Tribune RSUs described above.

1. Calculation of Merger Consideration:

$35.00	Cash Consideration
+ 0.23 x $36.00	“Exchange Ratio” x trading value of Sinclair stock (= $8.28)
$43.28	Merger Consideration (= $35.00 + $8.28)

2. Calculation of Cash Payment with Exercise Price of $30:

$43.28	Merger Consideration
-$30.00	Exercise Price
$13.28	Cash Payment per Tribune Stock Option

Calculation of Cash Payment with Exercise Price of $45:

$43.28	Merger Consideration
-$45.00	Exercise Price

No Payment

No Offer or Solicitation / Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is being made in respect of a proposed business combination involving Sinclair and Tribune. In connection with the proposed transaction, Tribune and Sinclair intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 to be filed by Sinclair that will include a preliminary proxy statement of Tribune and that will also constitute a prospectus of Sinclair. The information in the preliminary proxy statement/prospectus will not be complete and may be changed. Tribune will deliver the definitive proxy statement to its shareholders as required by applicable law. This communication is not a substitute for any prospectus, proxy statement or any other document that may be filed with the SEC in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF SINCLAIR AND TRIBUNE ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Sinclair (when they become available) may be obtained free of charge on Sinclair’s website at www.sbgi.net or by directing a written request to Sinclair at 10706 Beaver Dam Road, Hunt Valley, MD 21030, Attention: Lucy A. Rutishauser. Copies of documents filed with the SEC by Tribune (when they become available) may be obtained free of charge on Tribune’s website at www.tribunemedia.com.

Participants in the Merger Solicitation

Tribune and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Tribune stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding Tribune’s executive officers and directors is included in Tribune’s proxy statement for its 2017 annual meeting of shareholders filed with the SEC on March 24, 2017, which can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Tribune’s and Sinclair’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Tribune and Sinclair intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Tribune’s and Sinclair’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this communication are made as of the date hereof, and Tribune and Sinclair undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: risks and uncertainties discussed in the reports that Tribune and Sinclair have filed with the SEC; general economic, market, or business conditions; risks associated with the ability to consummate the business combination between Tribune and Sinclair and the timing of the closing of the business combination; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; pricing fluctuations in local and national advertising; future regulatory actions and conditions in the television stations’ operating areas; competition from others in the broadcast television markets; volatility in programming costs; the ability to successfully integrate Tribune’s and Sinclair’s operations and employees; the ability to realize anticipated benefits and synergies of the business combination; the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and other circumstances beyond Tribune’s and Sinclair’s control. Refer to the section entitled “Risk Factors” in Tribune’s and Sinclair’s annual and quarterly reports filed with the SEC and in the Form S-4 to be filed by Sinclair with the SEC at a future date for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.